

May 23, 2012

<u>Via E-mail</u>
Mr. J. Michael Daniel
Vice President and Chief Accounting Officer
Bassett Furniture Industries, Incorporated
3525 Fairystone Park Highway
Bassett, VA 24055

>   **Re: Bassett Furniture Industries, Incorporated**
>   **Form 10-K**
>   **Filed February 3, 2012**
>   **File No. 0-209**

Dear Mr. Daniel:

We have reviewed your response dated May 4, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the year ended November 26, 2011</u>

<u>Critical Accounting Policies and Estimates, page 27</u>

1. We have read your response to comment 11 in our letter dated March 22, 2012. Please revise future filings to provide appropriate clarifying information regarding the process of evaluating long-lived assets for impairment including details relating to specific properties where material, and particularly to include the language under the "Other" heading.

Mr. J. Michael Daniel
Bassett Furniture Industries, Incorporated
May 23, 2012
Page 2

<u>Form 10-Q for the period ended February 25, 2012</u>

<u>Segment Information, page 26</u>

2. You state on page 28 that you recorded $32 of bad debt and notes receivable valuation charges for the first quarter of 2012 as compared with $6,826 for the first quarter of 2011, which "reflects the improved credit positions with our current fleet of licensees." Please tell us what portion of the $6,826 in prior period bad debt expense related to the same licensees who benefited from the $6,447 cancellation of debt in 2011. Please clarify whether any of the improvement in bad debt write-offs was attributable to the elimination of these receivables. In future filings, if applicable, address the notion that a portion of the improved credit positions with your current fleet of licensees was due to the direct cancellation of their debt. If not, given the amounts you have recorded as bad debt and notes receivable valuation charges for each of the six quarters ending May 28, 2011, please address the apparent anomaly in the amount recorded as of February 25, 2012 compared to the year-ago period. In either case, revise future filings accordingly.

You may contact Jenn Do at (202) 551-3743, or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief